Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and six months ended June 30, 2023

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Revenue	11	$1,943.6	$1,707.5	$3,742.7	$3,108.9
Expenses
Cost of sales		1,590.6	1,482.0	3,145.2	2,747.6
Selling, general and administrative expenses		234.2	178.4	448.7	341.1
Interest and other finance costs	8	164.8	104.8	329.5	204.5
Gain on sale of property and equipment		(6.5)	(2.6)	(6.4)	(4.4)
(Gain) loss on foreign exchange		(56.8)	112.6	(51.5)	54.0
Mark-to-market loss (gain) on Purchase Contracts	9	—	(206.2)	104.3	(381.1)
Gain on divestiture	18	(575.0)	—	(580.5)	(6.5)
Other		(2.3)	9.1	(2.3)	9.1
		1,349.0	1,678.1	3,387.0	2,964.3
Share of net (loss) income of investments accounted for using the equity method		(61.9)	5.3	(82.9)	5.3
Earnings before income taxes		532.7	34.7	272.8	149.9
Current income tax expense		342.2	4.0	349.4	10.9
Deferred tax recovery		(103.3)	(51.9)	(152.6)	(80.6)
Income tax expense (recovery)		238.9	(47.9)	196.8	(69.7)
Net income from continuing operations		293.8	82.6	76.0	219.6
Net loss from discontinued operations		—	(18.3)	—	(127.9)
Net income		293.8	64.3	76.0	91.7
Less: Net (loss) income attributable to non-controlling interests		(1.1)	—	0.5	—
Net income attributable to GFL Environmental Inc.		294.9	64.3	75.5	91.7

Items that may be subsequently reclassified to net income
Currency translation adjustment		(156.3)	197.7	(161.8)	106.3
Fair value movements on cash flow hedges, net of tax		7.5	21.6	14.9	(0.8)
Share of other comprehensive loss of investments accounted for using the equity method		(0.4)	—	(0.4)	—
Reclassification to net income of foreign currency differences on divestitures		22.5	—	22.5	—
Other comprehensive (loss) income from continuing operations		(126.7)	219.3	(124.8)	105.5
Comprehensive income (loss) from continuing operations		167.1	301.9	(48.8)	325.1
Comprehensive loss from discontinued operations	19	—	(18.3)	—	(127.9)
Total comprehensive income (loss)		167.1	283.6	(48.8)	197.2
Less: Total comprehensive (loss) income attributable to non-controlling interests		(1.3)	—	0.2	—
Total comprehensive income (loss) attributable to GFL Environmental Inc.		$168.4	$283.6	$(49.0)	$197.2

Basic earnings per share	10
Continuing operations		$0.74	$0.17	$0.08	$0.49
Discontinued operations		—	(0.05)	—	(0.35)
Total operations		$0.74	$0.12	$0.08	$0.14
Diluted earnings per share	10
Continuing operations		$0.72	$0.17	$0.08	$0.49
Discontinued operations		—	(0.05)	—	(0.35)
Total operations		$0.72	$0.12	$0.08	$0.14

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	June 30, 2023	December 31, 2022
Assets
Cash		$82.2	$82.1
Trade and other receivables, net		1,113.2	1,118.1
Prepaid expenses and other assets		250.9	182.9
Current assets		1,446.3	1,383.1

Property and equipment, net	4	6,401.7	6,540.3
Intangible assets, net	5	2,948.1	3,245.0
Investments accounted for using the equity method		271.9	326.6
Other long-term assets		59.5	90.2
Goodwill	5	7,430.3	8,182.4
Non-current assets		17,111.5	18,384.5
Total assets		18,557.8	19,767.6

Liabilities
Accounts payable and accrued liabilities		1,442.4	1,557.7
Income taxes payable		337.3	—
Long-term debt	7	—	17.9
Lease obligations		51.2	51.5
Due to related party	17	5.8	9.3
Tangible equity units	9	—	1,024.9
Landfill closure and post-closure obligations	6	33.7	30.8
Current liabilities		1,870.4	2,692.1

Long-term debt	7	7,888.0	9,248.9
Lease obligations		341.5	327.3
Other long-term liabilities		40.1	47.5
Due to related party	17	5.8	8.7
Deferred income tax liabilities		435.4	582.6
Landfill closure and post-closure obligations	6	845.2	816.4
Non-current liabilities		9,556.0	11,031.4
Total liabilities		11,426.4	13,723.5

Shareholders’ equity
Share capital		9,754.7	8,640.3
Contributed surplus		135.3	109.6
Deficit		(2,779.6)	(2,843.0)
Accumulated other comprehensive income		5.8	130.3
Total GFL Environmental Inc.’s shareholders’ equity		7,116.2	6,037.2
Non-controlling interests		15.2	6.9
Total shareholders’ equity		7,131.4	6,044.1
Total liabilities and shareholders’ equity		$18,557.8	$19,767.6

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
	Notes	Share capital - # of shares	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total equity attributable to shareholders	Non- controlling interests	Total shareholders’ equity
Balance, December 31, 2021		375,061,066	$8,462.9	$77.4	$(2,510.5)	$13.2	$(266.9)	$5,776.1	$—	$5,776.1
Net income and comprehensive income		—	—	—	91.7	(0.8)	106.3	197.2	—	197.2
Dividends issued and paid		—	—	—	(9.7)	—	—	(9.7)	—	(9.7)
Share capital issued upon acquisition of subsidiary		3,976,434	154.5	—	—	—	—	154.5	—	154.5
Cancelled shares		(8,057)	(0.2)	0.2	—	—	—	—	—	—
Share capital issued on exercise of share options		450,000	3.7	(3.7)	—	—	—	—	—	—
Share capital issued on exercise and settlement of RSUs		158,899	0.3	(0.3)	—	—	—	—	—	—
Share-based payments	13	—	—	26.1	—	—	—	26.1	—	26.1
Balance, June 30, 2022		379,638,342	$8,621.2	$99.7	$(2,428.5)	$12.4	$(160.6)	$6,144.2	$—	$6,144.2

Balance, December 31, 2022		380,211,030	$8,640.3	$109.6	$(2,843.0)	$(52.1)	$182.4	$6,037.2	$6.9	$6,044.1
Net loss and comprehensive (loss) income		—	—	—	75.5	14.9	(139.4)	(49.0)	0.2	(48.8)
Dividends issued and paid		—	—	—	(12.1)	—	—	(12.1)	—	(12.1)
Contribution from non-controlling interest		—	—	—	—	—	—	—	8.1	8.1
Share capital issued on exercise and settlement of RSUs	13	57,996	4.5	(4.5)	—	—	—	—	—	—
Share capital issued on TEU conversion	9	25,666,465	1,109.9	—	—	—	—	1,109.9	—	1,109.9
Share-based payments	13	—	—	30.2	—	—	—	30.2	—	30.2
Balance, June 30, 2023		405,935,491	$9,754.7	$135.3	$(2,779.6)	$(37.2)	$43.0	$7,116.2	$15.2	$7,131.4

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Operating activities
Net income		$293.8	$64.3	$76.0	$91.7
Adjustments for non-cash items
Depreciation of property and equipment	4	237.8	241.1	477.6	472.8
Amortization of intangible assets	5	134.0	133.4	272.8	259.1
Share of net loss (income) of investments accounted for using the equity method		61.9	(5.3)	82.9	(5.3)
Gain on divestiture	18	(575.0)	—	(580.5)	(6.5)
Other		(2.3)	9.1	(2.3)	9.1
Impairment related to discontinued operations	19	—	18.3	—	128.1
Interest and other finance costs	8	164.8	104.8	329.5	208.0
Share-based payments	13	15.2	13.1	30.2	26.6
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs		(56.8)	112.0	(50.7)	53.3
Gain on sale of property and equipment		(6.5)	(2.6)	(6.4)	(4.4)
Mark-to-market (gain) loss on Purchase Contracts	9	—	(206.2)	104.3	(381.1)
Current income tax expense		342.2	4.0	349.4	11.0
Deferred tax recovery		(103.3)	(51.9)	(152.6)	(82.5)
Interest paid in cash on Amortizing Notes component of TEUs		—	(0.6)	(0.2)	(1.3)
Interest paid in cash, excluding interest paid on Amortizing Notes		(115.7)	(87.5)	(276.7)	(183.7)
Income taxes paid in cash, net		(8.9)	(19.1)	(10.9)	(19.5)
Changes in non-cash working capital items	14	(116.7)	(90.8)	(182.5)	(160.4)
Landfill closure and post-closure expenditures	6	(3.8)	(4.9)	(6.7)	(7.8)
		260.7	231.2	453.2	407.2
Investing activities
Proceeds on disposal of assets		1,650.3	224.3	1,663.5	316.2
Purchase of property and equipment and intangible assets		(280.6)	(129.0)	(553.5)	(332.2)
Insurance proceeds related to property and equipment		2.8	—	2.8	—
Investment in joint ventures and associates		(32.8)	(19.6)	(37.5)	(31.8)
Business acquisitions, net of cash acquired	3	(21.4)	(880.3)	(238.7)	(947.4)
		1,318.3	(804.6)	836.6	(995.2)
Financing activities
Repayment of lease obligations		(20.8)	(18.4)	(38.6)	(35.0)
Issuance of long-term debt		1,085.3	1,052.6	1,963.1	1,291.1
Repayment of long-term debt		(2,630.6)	(381.0)	(3,184.9)	(547.9)
Proceeds from termination of hedged arrangements		—	—	17.3	—
Payment of contingent purchase consideration and holdbacks	3	(1.5)	—	(4.0)	(10.2)
Repayment of Amortizing Notes		—	(14.2)	(15.7)	(28.2)
Dividends issued and paid		(6.5)	(5.0)	(12.1)	(9.7)
Payment of financing costs		(0.9)	(1.8)	(15.0)	(1.9)
Repayment of loan to related party	17	—	—	(6.4)	(6.4)
Contribution from non-controlling interest		—	—	8.1	—
		(1,575.0)	632.2	(1,288.2)	651.8

Increase in cash		4.0	58.8	1.6	63.8
Changes due to foreign exchange revaluation of cash		5.2	(17.5)	(1.5)	(23.6)
Cash, beginning of period		73.0	189.3	82.1	190.4
Cash, end of period		$82.2	$230.6	$82.2	$230.6

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management and environmental services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

These unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as at June 30, 2023.

The Board of Directors approved the Interim Financial Statements on July 26, 2023.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The standards applicable to GFL are not expected to have a material impact on these Interim Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

3.	BUSINESS COMBINATIONS

For the six months ended June 30, 2023, GFL acquired 16 businesses, of which 13 were solid waste management businesses, and each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Three months ended June 30, 2023	Six months ended June 30, 2023
Net working capital, including cash acquired of $nil and $3.8 million, respectively	$(1.5)	$1.1
Property and equipment	6.0	74.7
Intangible assets	15.5	136.3
Goodwill	4.2	42.5
Lease obligations	(0.3)	(3.7)
Other long-term liabilities	—	(0.5)
Deferred income tax liabilities	(2.5)	(7.9)
Net assets acquired	$21.4	$242.5

Cash paid	21.4	242.5
Total consideration	$21.4	$242.5

In addition to the cash consideration noted above, during the three and six months ended June 30, 2023, GFL paid $1.5 million and $4.0 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition date and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the six months ended June 30, 2023, GFL finalized the purchase price allocations for certain acquisitions resulting in an increase in net working capital of $0.5 million, an increase in property and equipment of $22.9 million, an increase in intangible assets of $29.0 million, an increase in deferred income tax liabilities of $4.1 million and a decrease in goodwill of $48.3 million.

Approximately $11.1 million and $33.9 million of the goodwill acquired during the three and six months ended June 30, 2023 ($663.2 million and $674.4 million during the three and six months ended June 30, 2022) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and net income before tax of approximately $57.7 million and $13.8 million, respectively, attributable to the 2023 acquisitions, are included in these Interim Financial Statements.

Pro forma results of operations

If the 2023 acquisitions had occurred on January 1, 2023, the unaudited consolidated pro forma revenue and net income before taxes for the six months ended June 30, 2023 would have been $3,759.5 million and $276.6 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2022	1,687.1	2,745.1	2,594.1	1,081.5	51.6	789.0	457.0	9,405.4
Additions	36.9	98.6	224.5	77.4	64.4	54.9	49.4	606.1
Acquisitions via business combinations	16.8	10.5	20.5	13.4	0.1	9.7	3.7	74.7
Adjustments for prior year acquisitions	12.5	—	(0.2)	(0.4)	—	—	—	11.9
Adjustments for asset retirement obligations	—	25.4	—	—	—	—	—	25.4
Disposals	(70.3)	(45.1)	(244.6)	(47.3)	(6.7)	(55.4)	(14.9)	(484.3)
Transfers	1.1	—	2.0	(1.1)	(0.6)	(0.2)	(1.2)	—
Changes in foreign exchange	(22.7)	(55.6)	(39.8)	(13.4)	(0.8)	(16.7)	(2.7)	(151.7)
Balance, June 30, 2023	1,661.4	2,778.9	2,556.5	1,110.1	108.0	781.3	491.3	9,487.5

Accumulated depreciation
Balance, December 31, 2022	171.0	804.1	987.3	468.3	—	272.5	161.9	2,865.1
Depreciation	31.4	134.1	150.2	79.9	—	52.9	29.1	477.6
Disposals	(13.0)	(19.8)	(123.5)	(24.9)	—	(25.8)	(7.6)	(214.6)
Impairment	—	—	8.7	0.1	—	—	—	8.8
Changes in foreign exchange	(2.6)	(19.4)	(16.3)	(5.7)	—	(6.3)	(0.8)	(51.1)
Balance, June 30, 2023	186.8	899.0	1,006.4	517.7	—	293.3	182.6	3,085.8

Carrying amounts
At December 31, 2022	$1,516.1	$1,941.0	$1,606.8	$613.2	$51.6	$516.5	$295.1	$6,540.3
At June 30, 2023	$1,474.6	$1,879.9	$1,550.1	$592.4	$108.0	$488.0	$308.7	$6,401.7

For the three and six months ended June 30, 2023, total depreciation of property and equipment was $237.8 million and $477.6 million ($241.1 million and $468.1 million for the three and six months ended June 30, 2022). Of the total depreciation for the three and six months ended June 30, 2023, $230.9 million and $464.1 million was included in cost of sales ($233.7 million and $452.8 million for the three and six months ended June 30, 2022) and $6.9 million and $13.5 million was included in selling, general and administrative expenses ($7.4 million and $15.3 million for the three and six months ended June 30, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non-compete agreements	Total
Cost
Balance, December 31, 2022	8,182.4	839.7	3,592.7	108.1	564.2	13,287.1
Acquisitions via business combinations	42.5	0.3	120.9	5.8	9.3	178.8
Adjustments for prior year acquisitions	(26.1)	—	17.2	—	1.1	(7.8)
Other	—	—	6.2	—	—	6.2
Disposals	(650.2)	(9.7)	(254.2)	—	(67.0)	(981.1)
Changes in foreign exchange	(118.3)	(1.5)	(40.8)	(2.1)	(9.6)	(172.3)
Balance, June 30, 2023	7,430.3	828.8	3,442.0	111.8	498.0	12,310.9

Accumulated amortization
Balance, December 31, 2022	—	—	1,527.5	32.6	299.6	1,859.7
Amortization	—	—	215.3	2.9	54.6	272.8
Disposals	—	—	(136.1)	—	(41.7)	(177.8)
Changes in foreign exchange	—	—	(16.4)	(0.7)	(5.1)	(22.2)
Balance, June 30, 2023	—	—	1,590.3	34.8	307.4	1,932.5

Carrying amounts
At December 31, 2022	$8,182.4	$839.7	$2,065.2	$75.5	$264.6	$11,427.4
At June 30, 2023	$7,430.3	$828.8	$1,851.7	$77.0	$190.6	$10,378.4

All intangible asset amortization expense is included in cost of sales.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2022	$847.2
Disposals	(15.0)
Provisions	28.0
Adjustment for discount and inflation rates	25.4
Accretion	16.4
Expenditures	(6.7)
Changes in foreign exchange	(16.4)
Balance, June 30, 2023	878.9
Less: Current portion of landfill closure and post-closure obligations	(33.7)
Non-current portion of landfill closure and post-closure obligations	$845.2

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2022.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at June 30, 2023, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $26.6 million ($26.1 million as at December 31, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	June 30, 2023	December 31, 2022
Revolving credit facility	$—	$771.8
Term Loan A Facility	775.0	500.0
Term Loan B Facility	965.2	1,742.7
Notes(1)
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(2)	662.0	677.2
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(3)	993.0	1,015.8
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(4)	662.0	677.2
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(5)	993.0	1,015.8
4.000% USD senior notes (“4.000% 2028 Notes”)(6)	993.0	1,015.8
4.750% USD senior notes (“4.750% 2029 Notes”)(7)	993.0	1,015.8
4.375% USD senior notes (“4.375% 2029 Notes”)(8)	728.2	744.9
Other	90.0	75.0
Subtotal	7,854.4	9,252.0
Discount	(4.9)	(5.5)
Derivative liability	103.8	79.9
Deferred finance costs	(65.3)	(59.6)
Total long-term debt	7,888.0	9,266.8
Less: Current portion of long-term debt	—	17.9
Non-current portion of long-term debt	$7,888.0	$9,248.9

Total long-term debt	7,888.0	9,266.8
Less: Derivative asset	(16.2)	(58.3)
Total long-term debt, net of derivative asset	$7,871.8	$9,208.5

(1)	Refer to Note 15 for additional information on the hedging arrangements related to the Notes.

(2)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with principal maturing on June 1, 2025.

(3)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with principal maturing on August 1, 2025.

(4)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.

(5)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.

(6)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.

(7)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.

(8)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of January 11, 2023 (the “Revolving Credit Agreement”), GFL has access to (a) a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) and (b) a term loan of $775.0 million (the “Term Loan A Facility”). The Revolving Credit Facility and Term Loan A Facility mature on September 27, 2026. The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of SOFR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%. The Revolving Credit Facility and Term Loan A Facility are secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at June 30, 2023 and December 31, 2022, GFL was in compliance with these covenants.

On January 31, 2023, GFL amended its term loan B facility to extend the maturity date by two years to May 31, 2027 and transition the remainder of the loan from a LIBOR-based interest benchmark to a SOFR-based interest benchmark at a rate of SOFR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000% (the “Term Loan B Facility”). The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

Other

On March 20, 2023, a 51.0% owned subsidiary amended its credit agreement to include a term loan of US$13.0 million maturing September 21, 2025. The net proceeds from this term loan were used to fund acquisitions.

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest	$144.4	$91.6	$279.1	$176.4
Termination of hedged arrangements	—	—	8.7	—
Amortization of deferred financing costs	3.9	3.3	9.3	6.5
Accretion of landfill closure and post-closure obligations	8.7	4.6	16.4	9.2
Other finance costs	7.8	5.3	16.0	12.4
Interest and other finance costs	$164.8	$104.8	$329.5	$204.5

9.	TANGIBLE EQUITY UNITS

On March 5, 2020, GFL completed its offering of 15,500,000 6.00% tangible equity units (“TEUs”) for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU had a stated amount of US$50.00 and was comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which were freestanding instruments and separate units of account. Holders of the Purchase Contracts had the ability to elect to early convert such Purchase Contracts prior to the automatic conversion date of March 15, 2023, at the then-applicable minimum conversion rate.

On March 15, 2023, GFL made the final payment related to the Amortizing Notes and the remaining outstanding Purchase Contracts were automatically converted into subordinate voting shares at a rate of 2.1940 subordinate voting shares per Purchase Contract. As at December 31, 2022, 11,698,543 Purchase Contracts were outstanding.

The following table presents the respective components of the TEUs as at the dates indicated:

	June 30, 2023	December 31, 2022
Amortizing Notes	$—	$15.5
Purchase Contracts	—	1,009.4
	—	1,024.9
Less: Current portion of TEU	—	(1,024.9)
Non-current portion of TEU	$—	$—

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	EARNINGS PER SHARE

The following table presents GFL’s earnings per share for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income attributable to GFL Environmental Inc.	$294.9	$64.3	$75.5	$91.7

Less:
Net loss from discontinued operations	—	(18.3)	—	(127.9)
Amounts attributable to preferred shareholders	22.6	20.1	45.3	40.0
Adjusted net income from continuing operations	272.3	62.5	30.2	179.6
Effect of dilutive instruments	16.1	—	—	—
Adjusted net income for diluted earnings per share	$288.4	$62.5	$30.2	$179.6

Weighted and diluted weighted average number of shares outstanding	369,225,007	366,843,674	369,200,725	365,447,590
Effect of dilutive instruments	31,993,410	1,863,011	3,578,585	2,224,915
Diluted weighted average number of shares outstanding	401,218,417	368,706,685	372,779,310	367,672,505

Basic earnings per share
Continuing operations	$0.74	$0.17	$0.08	$0.49
Discontinued operations	—	(0.05)	—	(0.35)
Total operations	$0.74	$0.12	$0.08	$0.14

Diluted earnings per share
Continuing operations	$0.72	$0.17	$0.08	$0.49
Discontinued operations	—	(0.05)	—	(0.35)
Total operations	$0.72	$0.12	$0.08	$0.14

Basic and diluted earnings per share includes the minimum conversion of TEUs into subordinate voting shares, which represented nil subordinate voting shares as at June 30, 2023 (25,661,050 subordinate voting shares as at June 30, 2022). Diluted earnings per share excludes anti-dilutive effects of time-based share options, RSUs (defined below), Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

11.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Residential	$405.0	$369.7	$793.0	$699.7
Commercial/industrial	740.5	610.2	1,448.3	1,124.3
Total collection	1,145.5	979.9	2,241.3	1,824.0
Landfill	233.6	208.6	451.6	385.3
Transfer	194.8	175.0	367.3	316.9
Material recovery	82.2	94.1	166.0	183.1
Other	101.3	106.2	198.7	176.7
Solid Waste	1,757.4	1,563.8	3,424.9	2,886.0
Environmental Services	427.0	347.9	777.0	599.4
Intercompany revenue	(240.8)	(204.2)	(459.2)	(376.5)
Revenue	$1,943.6	$1,707.5	$3,742.7	$3,108.9

12.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended June 30, 2023
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$534.6	$(68.8)	$465.8	$135.8
USA	1,222.8	(132.3)	1,090.5	356.1
Solid Waste	1,757.4	(201.1)	1,556.3	491.9
Environmental Services	427.0	(39.7)	387.3	113.0
Corporate	—	—	—	(64.2)
	$2,184.4	$(240.8)	$1,943.6	$540.7

	Three months ended June 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$498.4	$(63.7)	$434.7	$117.8
USA	1,065.4	(116.9)	948.5	288.9
Solid Waste	1,563.8	(180.6)	1,383.2	406.7
Environmental Services	347.9	(23.6)	324.3	91.5
Corporate	—	—	—	(44.9)
	$1,911.7	$(204.2)	$1,707.5	$453.3

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Six months ended June 30, 2023
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$1,004.0	$(125.7)	$878.3	$237.3
USA	2,420.9	(260.7)	2,160.2	691.6
Solid Waste	3,424.9	(386.4)	3,038.5	928.9
Environmental Services	777.0	(72.8)	704.2	173.7
Corporate	—	—	—	(121.4)
	$4,201.9	$(459.2)	$3,742.7	$981.2

	Six months ended June 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$906.1	$(115.7)	$790.4	$211.5
USA	1,979.9	(217.4)	1,762.5	544.9
Solid Waste	2,886.0	(333.1)	2,552.9	756.4
Environmental Services	599.4	(43.4)	556.0	137.9
Corporate	—	—	—	(86.6)
	$3,485.4	$(376.5)	$3,108.9	$807.7

The following table presents GFL’s reconciliation of Adjusted EBITDA to net income from continuing operations for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Adjusted EBITDA	$540.7	$453.3	$981.2	$807.7
Less:
Depreciation and amortization	237.8	241.1	477.6	468.1
Amortization of intangible assets	134.0	133.4	272.8	257.9
Interest and other finance costs	164.8	104.8	329.5	204.5
Income tax expense (recovery)	238.9	(47.9)	196.8	(69.7)
(Gain) loss on foreign exchange	(56.8)	112.6	(51.5)	54.0
Gain on sale of property and equipment	(6.5)	(2.6)	(6.4)	(4.4)
Mark-to-market (gain) loss on Purchase Contracts	—	(206.2)	104.3	(381.1)
Share of net loss (income) of investments accounted for using the equity method	61.9	(5.3)	82.9	(5.3)
Share-based payments	15.2	13.0	30.2	24.8
Gain on divestiture	(575.0)	—	(580.5)	(6.5)
Transaction costs	29.6	11.4	41.6	23.3
Acquisition, rebranding and other integration costs	5.3	7.3	10.2	13.4
Other	(2.3)	9.1	(2.3)	9.1
Net income from continuing operations	$293.8	$82.6	$76.0	$219.6

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	June 30, 2023	December 31, 2022
Solid Waste
Canada	$2,085.4	$2,079.6
USA	5,253.5	6,046.2
Environmental Services	920.2	896.3
	$8,259.1	$9,022.1

13.	SHAREHOLDER'S CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Normal course issuer bid

On May 10, 2023, the Toronto Stock Exchange accepted GFL’s notice of intention to renew its normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2023 and ending May 11, 2024. Under the NCIB, a maximum of 17,867,120 subordinate voting shares may be repurchased by GFL. GFL’s previous NCIB, which expired on May 11, 2023, authorized the purchase of up to 16,510,694 subordinate voting shares. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. During the three and six months ended June 30, 2023 and June 30, 2022, GFL did not repurchase any subordinate voting shares under the NCIB.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred shares	Total
Balance, December 31, 2022	331,629,917	11,812,964	36,768,149	380,211,030
Converted from RSUs	57,996	—	—	57,996
Converted from TEUs	25,666,465	—	—	25,666,465
Balance, June 30, 2023	357,354,378	11,812,964	36,768,149	405,935,491

Share options, restricted share units (“RSUs”), and deferred share units (“DSUs”)

Share options

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2022 and June 30, 2023	22,128,582	$32.59
Vested share options, June 30, 2023	8,229,297	$28.93

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

For the three and six months ended June 30, 2023, there were no options granted, exercised, cancelled, expired or forfeited.

For the three and six months ended June 30, 2023, the total compensation expense related to share options amounted to $4.9 million and $10.1 million ($5.1 million and $10.7 million for the three and six months ended June 30, 2022).

RSUs and DSUs

The following table presents GFL’s summary of the RSUs and DSUs for the periods indicated:

	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2022	1,906,769	$28.10	60,960	$28.50
Granted	197,251	30.37	14,045	31.74
Settled	(57,944)	29.42	—	—
Forfeited	(18,730)	30.02	—	—
Cancelled	(16,881)	30.25	—	—
Outstanding, June 30, 2023	2,010,465	$28.25	75,005	$29.11
Expected to vest, June 30, 2023	1,912,737	$28.33	75,005	$29.11

For the three and six months ended June 30, 2023, the total compensation expense related to RSUs amounted to $10.0 million and $19.5 million ($7.6 million and $13.6 million for the three and six months ended June 30, 2022).

For the three and six months ended June 30, 2023, the total compensation expense related to DSUs amounted to $0.3 million and $0.6 million ($0.3 million and $0.5 million for the three and six months ended June 30, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Effects of changes in
Accounts payable and accrued liabilities	$23.5	$141.2	$(86.5)	$99.7
Trade and other receivables, net	(85.0)	(198.2)	(13.4)	(218.4)
Prepaid expenses and other assets	(55.2)	(33.8)	(82.6)	(41.7)
Changes in non-cash working capital items	$(116.7)	$(90.8)	$(182.5)	$(160.4)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and, prior to the automatic conversion on March 15, 2023, the TEUs.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and prior to maturity on March 15, 2023, the Amortizing Notes. The fair value hierarchy for these instruments are as follows for the periods indicated:

	June 30, 2023
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$6,020.6	$5,556.2	$—	$5,556.2	$—

	December 31, 2022
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$6,157.0	$5,568.6	$—	$5,568.6	$—
Amortizing Notes	15.5	15.5	15.5	—	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, other loans and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2. Prior to the automatic conversion on March 15, 2023, Purchase Contracts were recorded at fair value and classified within Level 1.

Financial risk management objectives

On March 29, 2023, GFL terminated the cross currency swap relating to the Term Loan B Facility. For the three and six months ended June 30, 2023 there were no other changes to the financial risk management policies disclosed in the Annual Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

16.	COMMITMENTS

Letters of credit

As at June 30, 2023, GFL had letters of credit totaling approximately $220.0 million outstanding ($233.0 million as at December 31, 2022), which are not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $1.3 million and $2.6 million for the three and six months ended June 30, 2023 ($1.2 million and $2.3 million for the three and six months ended June 30, 2022).

Performance bonds

As at June 30, 2023, GFL had issued performance bonds totaling $1,570.1 million ($1,560.7 million as at December 31, 2022).

17.	RELATED PARTY TRANSACTIONS

After the final payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an entity controlled by Patrick Dovigi) was $nil as at June 30, 2023 ($3.5 million as at December 31, 2022).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $11.6 million as at June 30, 2023 ($14.5 million as at December 31, 2022).

For the three and six months ended June 30, 2023, GFL paid $2.1 million and $4.0 million ($1.3 million and $2.4 million for the three and six months ended June 30, 2022) in aggregate lease payments to related parties.

For the three and six months ended June 30, 2023, GFL entered into transactions with Green Infrastructure Partners Inc. (“GIP”) which resulted in revenue of $6.7 million and $12.0 million ($3.7 million for both the three and six months ended June 30, 2022) and net receivables of $11.4 million as at June 30, 2023 (net payables of $3.8 million as at December 31, 2022).

18.	DIVESTITURES

During the six months ended June 30, 2023, GFL divested certain assets and three non-core U.S. Solid Waste businesses for aggregate proceeds of $1,656.1 million, and a resulting gain on divestiture of $580.5 million.

The three non-core U.S. Solid Waste businesses, which were included within GFL’s Solid Waste USA segment, did not meet the criteria to be classified as discontinued operations as they do not represent a major line of business or geographical area of operations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

19.	DISCONTINUED OPERATIONS

On April 25, 2022, GFL announced the completion of the divestiture of GFL’s Infrastructure services division (“GFL Infrastructure”) for cash consideration of $224.0 million and an approximate 45% non-controlling equity interest in GIP, an entity that is controlled by funds managed by HPS Investment Partners Inc. through a majority equity interest. An affiliate controlled by Patrick Dovigi holds a minority equity interest in GIP.

The results of GFL Infrastructure are presented as a single amount on the statement of operations and comprehensive income (loss). The post-tax results of the discontinued operations for the periods indicated are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	$—	$—	$—	$96.8
Expenses	—	—	—	98.4
Loss before income taxes	—	—	—	(1.6)
Income tax recovery	—	—	—	(1.8)
Net income	—	—	—	0.2
Impairment	—	(18.3)	—	(128.1)
Net loss and comprehensive loss from discontinued operations	$—	$(18.3)	$—	$(127.9)

Cash flow information for GFL Infrastructure is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating cash flows from discontinued operations	$—	$—	$—	$(35.4)
Investing cash flows from discontinued operations	—	—	—	(7.2)
Financing cash flows from discontinued operations	—	—	—	(1.0)
Decrease in cash from discontinued operations	$—	$—	$—	$(43.6)